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                               December 1, 2020

       Jason Ma
       President
       Chelsea Worldwide Inc.
       11 Marshall Road, Suite 1L
       Wappingers Falls, New York 12590

                                                        Re: Chelsea Worldwide
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed November 18,
2020
                                                            File No. 333-248703

       Dear Mr. Ma:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2020 letter.

       Amendment No. 4 to Registration Statement on Form S-4, Filed November 18, 2020

       Q: Will holders of TOTA Ordinary Shares, TOTA Rights or TOTA Warrants be subject to U.S.
       federal income tax..., page iii

   1. We note your revised disclosure on pages xiii, 54 and 105 in response to our prior comment number 5.
Please revise the first sentence of the answer on page xiii to state clearly, as you do on
page 54, that the "Business Combination is likely to be a taxable event for U.S. Holders
of TOTA Ordinary Shares, TOTA Warrants, and TOTA Rights"
                                                        and to indicate, if
true, that this treatment is based on a belief that Tottenham likely was a
                                                        PFIC for the fiscal
year ended December 31, 2019 and/or likely will be a PFIC for the fiscal year ended
December 31, 2020. For the benefit of the Clene holders, consider adding a separate Q&A
regarding Tottenham's PFIC status and the potential impact of
 Jason Ma
Chelsea Worldwide Inc.
December 1, 2020
Page 2
      making timely and effective elections for the first year they acquire the securities in the
      Business Combination.
Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page
1

2. We note your response to our prior comment number 5 and your statement on page 85:
         Taking into account that 54.25 million shares of Chelsea Worldwide Stock will be issued
      by Tottenham to Clene   s shareholders and management, the aggregate
equity value for
      Clene could be as high as $805.61 million.    Please revise to explain
how you calculated
      the $805.61 aggregate equity value for Clene.
Certain U.S. Federal Income Tax Consequences to U.S. Holders of Tottenham Securities of
Exercising Redemption Rights,, page 109

3. With reference to our prior comment number 6, we note that your disclosure on pages
      109-110 and xii-xiii indicates that the tax treatment is subject to the passive foreign
      investment company (    PFIC   ) rules of the Code. Please revise these
discussions to
      clarify the impact of your belief that Tottenham likely was a PFIC for the fiscal year ended December 31, 2019 and likely will be a PFIC for the fiscal year ended December
      31, 2020.
Business of Clene, page 114

4. We note your response to our prior comment number 7. In the pipeline table on page 117, please visually differentiate the representation of the Harvard (MGH) EAP from the arrows for your trials or otherwise provide sufficient context so that the status of this candidate is clarified.
5. We note your response to our prior comment number 8. Please revise pages 122-124 to provide a brief explanation of how p-values are used to measure statistical significance and how statistical significance relates to FDA approval.
       You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameJason Ma
                                                             Division of
Corporation Finance
Comapany NameChelsea Worldwide Inc.
                                                             Office of Life
Sciences
December 1, 2020 Page 2
cc:       Giovanni Caruso
FirstName LastName